Exhibit 4.6

AMENDMENT #1 TO THE CONVERTIBLE PROMISSORY NOTE

ISSUED ON SEPTEMBER 8, 2015

THIS AMENDMENT #1 TO THE CONVERTIBLE PROMISSORY NOTE ISSUED ON September 8, 2015 (the “Amendment”) is made effective as of March 9, 2016, by and between Lifelogger Technologies Corp., a Nevada corporation located at 11380 Prosperity Farms Road, Suite 221E, Palm Beach Gardens, FL 33410 (the “Company”), and Old Main Capital, LLC, located at 3109 Stirling Road, Suite 100, Fort Lauderdale, FL 33312 (the “Holder”) (collectively the “Parties”).

BACKGROUND

A. The Company and Holder are the parties to that certain convertible note originally issued by the Company to the Holder on September 8, 2015, in the original principal amount of $473,684.00 (the “Note”); and

B. In anticipation of a potential future default by the Company, due to the non-satisfaction of the equity conditions contained in Section 1 of the Note coupled with the potential inability of the Company to make the bi-weekly cash amortization payments pursuant to Section 2(e) of the Note, the Parties desire to amend the Note as set forth expressly below.

NOW THEREFORE, in consideration of the execution and delivery of the Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The definition of Alternate Conversion Price in Section 1 of the Note shall be replaced in its entirety with the following:

“Alternate Conversion Price” shall mean 60% of the lowest traded price of the Common Stock for the 15 consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Conversion Date.”

2. The definition of Amortization Payment Date in section 1 of the Note shall be removed in its entirety.

3. The definition of Equity Conditions in section 1 of the Note shall be removed in its entirety.

4. The title of Section 2 of the Note shall be replaced in its entirety with “Prepayment and Interest.”

5. The 2nd sentence of Section 2(a) of the Note shall be replaced in its entirety with the following:

“All interest payments hereunder will be payable in common stock pursuant to a voluntary conversion, or in cash.”

6. Section 2(e) shall be removed in its entirety.

7. Section 4(b) of the Note shall be replaced in its entirety with the following:

“Conversion Price. The conversion price in effect on any Conversion Date shall be equal to the lesser of the (i) closing price of the Common Stock on September 8, 2015 (“Fixed Conversion Price”), or (ii) Alternate Conversion Price. All such determinations will be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock during such measuring period. Nothing herein shall limit a Holder’s right to pursue actual damages or declare an Event of Default pursuant to Section 6 hereof and the Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.”

8. This Amendment shall be deemed part of, but shall take precedence over and supersede any provisions to the contrary contained in the Note. Except as specifically modified hereby, all of the provisions of the Note, which are not in conflict with the terms of this Amendment, shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

Lifelogger Technologies Corp.		Old Main Capital, LLC

By:	/s/ Stewart Garner	By:	/s/ Mark Rozeboom
Name:	Stewart Garner	Name:	Mark Rozeboom
Title:	Chief Executive Officer	Title:	Managing Member

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EXHIBIT A

(see attached)

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